1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓                                          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                         No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•

the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•

the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated June 7, 2007 of Poll Results at the Annual General Meeting held on June 7, 2007	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: June 8, 2007

Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNUAL GENERAL MEETING HELD ON 7TH JUNE, 2007 POLL RESULTS

At the Annual General Meeting of the Company held on 7th June, 2007, a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll, which are as follows:

	Ordinary Resolutions	Number of Votes (%)
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2006.	4,494,015,399 (99.9962%)	168,693 (0.0038%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31st December, 2006.	4,532,927,899 (99.9970%)	137,872 (0.0030%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(a)	To re-elect Chow Chung-kong as a member of the Board of Directors of the Company.	4,532,917,172 (99.9973%)	121,336 (0.0027%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(b)	To re-elect David Gordon Eldon as a member of the Board of Directors of the Company.	4,532,895,059 (99.9971%)	133,181 (0.0029%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.(c)	To re-elect Christine Fang Meng-sang as a member of the Board of Directors of the Company.	4,532,822,895 (99.9958%)	191,501 (0.0042%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

	Ordinary Resolutions	Number of Votes (%)
		For	Against
4.	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.	4,532,542,276 (99.9895%)	477,697 (0.0105%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).*	4,329,555,277 (95.5016%)	203,934,208 (4.4984%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

6.	To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.*	4,533,335,003 (99.9949%)	230,122 (0.0051%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.	Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.*	4,332,421,039 (95.5702%)	200,814,871 (4.4298%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

8.	To adopt the 2007 Share Option Scheme of the Company and to authorise the Company to grant options thereunder, and to allot, issue or otherwise deal with shares in the share capital of the Company pursuant to the exercise of options granted thereunder.*	4,333,288,514 (95.5893%)	199,945,889 (4.4107%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

*	The full text of the Resolution is set out in the Notice of the Annual General Meeting.

Notes:

(1)	Total number of shares entitling the holder to attend and vote for or against all the resolutions at the Annual General Meeting: 5,549,221,451 shares.

(2)	Total number of shares entitling the holder to attend and vote only against any of the resolutions at the Annual General Meeting: Nil.

(3)	Computershare Hong Kong Investor Services Limited, the Company’s share registrar, acted as the scrutineer.

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 7th June, 2007

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors

**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.